Exhibit 11.1

Ken Clinebell Chief Financial Officer Vertical Communications Inc. 106 Cattlemen Road Sarasota, FL 34232	October 12, 2006

Dear Ken,

In the event that Vertical Communications Inc. (“Vertical”) is unable to close the significant financing transaction currently in process, we hereby commit to fund up to $5 million to Vertical’s operations, as and if needed, through at least September 30, 2007. We agree and understand that this commitment is binding and non-cancelable but subject to a Material Adverse Change event that is unusual, extraordinary and unforeseeable.

On Behalf of M/C Venture Partners

/s/ Matthew J. Rubins
Matthew J. Rubins

On Behalf of Pathfinder Ventures

/s/ R. Randy Stolworthy
R. Randy Stolworthy

Personally

/s/ William Y. Tauscher
William Y. Tauscher